08028783

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30202

FACING PAGE
Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/07** (MM/DD/YY) AND ENDING **12/31/07** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **RBC Daniels, L.P.**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

3200 Cherry Creek South Drive, Suite 500
(No. and street)

Denver	CO	80209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William W. Fowler **(303) 778-5555**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

555 17th Street, Suite 3600	Denver	CO	80202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, William W. Fowler, affirm [or swear] that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to: RBC Daniels, L.P. for the year ended December 31, 2007, are true and correct. I further affirm [or swear] that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer, except for the following:

NONE

William W Fowler 2/26/08

Signature Date

Senior Managing Director and Chief Financial Officer

Title

Sandra M. Watts

Notary Public

This report ** contains (check all applicable boxes):

☒		Independent Auditors' Report.
☒	(a)	Facing page.
☒	(b)	Statement of Financial Condition.
☒	(c)	Statement of Operations
☒	(d)	Statement of Cash Flows.
☒	(e)	Statement of Stockholders' Equity.
☐	(f)	Statement of Changes in Subordinated Liabilities or Claims of General Creditors. Notes to Financial Statements.
☒	(g)	Computation of Net Capital.
☒	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐	(j)	A Reconciliation, including appropriate explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒	(l)	An Oath or Affirmation.
☐	(m)	A copy of the SIPC Supplemental Report.
☐	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RBC Daniels, L.P.

Statement of Financial Condition

As of December 31, 2007

Independent Auditors' Report

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
Suite 3600
555 Seventeenth Street
Denver, CO 80202-3942
USA

Tel: +1 303 292 5400
Fax: +1 303 312 4000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
RBC Daniels, L.P.

We have audited the accompanying statement of financial condition of RBC Daniels, L.P. (the "Company") as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of the Company at December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 25, 2008

RBC DANIELS, L.P.

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

	2007
ASSETS	
CURRENT ASSETS:	
Cash and cash equivalents	$ 15,563,366
Receivables	
Employees	22,580
Trade and other	57,631
	80,211
Prepaid expenses and other assets	112,712
Prepaid compensation	2,400,000
Total current assets	18,156,289
Prepaid compensation -- non current	2,400,000
Property and equipment, net	588,009
Goodwill	20,014,374
Intangible asset, net	30,000
TOTAL	$ 41,188,672
LIABILITIES AND STOCKHOLDERS' EQUITY	
LIABILITIES:	
CURRENT LIABILITIES:	
Accounts payable:	
Trade	$ 133,702
Unincorporated business tax	39,940
Due to RBCCM (see Note 4)	165,739
Other	38,869
	378,250
Accrued salaries and other	6,215,476
Deferred compensation	799,248
Total current liabilities	7,392,974
Deferred compensation -- noncurrent	1,598,495
Deferred rent	275,308
Total liabilities	9,266,777
STOCKHOLDERS' EQUITY	31,921,895
COMMITMENTS (Notes 4, 7, and 8)	
TOTAL	$ 41,188,672

See accompanying notes to statement of financial condition

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business — RBC Capital Markets Corporation ("RBCCM") acquired 100% of the Partnership interests in Daniels & Associates, L.P. ("Daniels") on January 1, 2007 and Daniels was renamed RBC Daniels, L.P. (the "Company"). Subsequent to the acquisition, the direct owners of the Company are RBC Daniels Capital Markets GP, LLC, as general partner which owns 90% and RBC Capital Markets Corporation, as limited partner, which owns 10%. Royal Bank of Canada ("RBC") is the ultimate parent company of RBC Daniels, L.P.

The Company operates as a fully disclosed registered broker/dealer in securities under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulation Authority ("FINRA"). The Company is engaged in a single line of business and provides brokerage, investment banking, and other financial services to the media, Internet, and telecommunications industries. The Company does not hold, nor does it plan to hold, any customers' securities or funds.

Basis of Presentation — The accompanying financial statement has been prepared using the accrual method of accounting. The financial statement reflects the RBC entities' purchase accounting basis of their acquisition of the Company under "push down" accounting.

Cash and Cash Equivalents — Cash and highly liquid short-term investments with original maturities of three months or less are considered to be cash and cash equivalents.

Property and Equipment — Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over estimated useful lives or the life of the lease ranging from three to thirteen years. The Company periodically reviews the carrying amounts of its long-lived assets to determine whether current events or circumstances warrant adjustments to such carrying amounts.

Goodwill — The entire amount of goodwill relates to the acquisition of Daniels on January 1, 2007. In accordance with Statement of Financial Accounting Standards No. 142, *Accounting for Goodwill and Other Intangible Assets* ("SFAS No. 142"), the Company does not amortize goodwill derived from purchase business combinations. Under the provisions of SFAS No. 142 goodwill is tested for impairment at least annually. As a result of this testing, the Company concluded that there was no such impairment loss at December 31, 2007. The Company will continue to assess whether goodwill is impaired on an annual basis. Additional impairment assessments may be performed on an interim basis if the Company encounters events or changes in circumstances that would indicate that, more likely than not, the book value of goodwill has been impaired.

Intangible Asset, net — At the date of acquisition, the Company had agreements with various clients to represent them in potential sales, acquisitions or other transactions. The Company recorded an intangible asset in accordance with Statement of Financial Accounting Standards No. 141 *Business Combinations,* ("SFAS No. 141") of $490,000, representing the estimated fair value of these "deals in process." The deals in process asset is a finite lived intangible asset subject to amortization over the period in which it is expected that the client agreements will result in transaction-based revenues, and reviewed for impairment if events or circumstances indicate a potential impairment. No impairment charge was recorded in 2007. Amortization expense of $460,000 has been recorded in the statement of

operations for the year ended December 31, 2007. The intangible asset at December 31, 2007 represents the unamortized balance of this intangible asset.

Income Taxes —No provision for federal or state income taxes has been made in the accompanying financial statement as the income or loss of the Company will be reported in the respective income tax returns of the partners.

Use of Estimates — The preparation of financial statements in conformity with account principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

2. PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2007, is stated at cost, and is summarized as follows:

	2007
Furniture and fixtures	$ 718,616
Computer equipment and software	546,121
Leasehold improvements	1,265,297
	2,530,034
Less accumulated depreciation and amortization	1,942,025
Property and equipment — net	$ 588,009

3. ACQUISITION

On January 1, 2007, RBCCM acquired 100% of the Partnership interests in Daniels. Pursuant to SFAS No. 141, the transaction was accounted for using the purchase method of accounting and the new owners' basis in acquired assets and liabilities is reflected in the financial statements of the Company under "push down" accounting. The purchase price for the acquisition was structured as follows:

- $7,200,000 paid in cash, which was required to be invested in Royal Bank of Canada shares and tied to the employment of Daniels' former partners with the Company, vesting over three years. Because of the tie to employment and the risk of forfeiture, this amount is being accounted for as a compensation arrangement under Emerging Issues Task Force Issue No. 95-08, *Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination* ("EITF 95-08").
- $23,177,269 paid in cash, which includes of $498,877 legal fees paid to external counsel.

The purchase price was allocated as follows:

	Purchase Price Allocation
Prepaid compensation	$ 7,200,000
Goodwill	20,014,374
Intangible asset	490,000
Net assets, net of other liabilities	2,672,896
	$ 30,377,270

The Company believes that the goodwill results primarily from the value of its assembled workforce. Under SFAS No. 141, assembled workforce assets cannot be recognized apart from goodwill.

4. RELATED-PARTY TRANSACTIONS

RBCCM processes payroll, benefits, fixed assets purchases, and other miscellaneous payments on behalf of the Company. The transactions are recorded on the financial records of the Company and an inter-company payable is recorded on the statement of financial condition as "Due to RBCCM". The inter-company balances are settled quarterly with RBCCM.

5. MINIMUM NET CAPITAL REQUIREMENT

The Company, as a registered broker/dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Pursuant to Rule 15c3-1, the Company is required to maintain minimum net capital, as defined, which is the greater of $5,000 or an amount equal to 6 2/3% of aggregate indebtedness, as defined. Required net capital and excess net capital at December 31, 2007, were $617,785 and $5,678,804, respectively.

6. RULE 15C3-3

The Company is exempt from Rule 15c3-3 under subsection (k)(2)(i), "Special Account for the Exclusive Benefit of customers". Under this exemption, "Computation for Determination of Reserve Requirements" and "Information Relating to Possession or Control Requirements" are not required.

7. COMMITMENT

The Company leases office facilities under three noncancelable operating leases and office equipment that expires on various dates through 2011, as amended on January 18, 2006. Future minimum lease payments and receipts under operating leases as of December 31, 2007 are as follows:

	Operating leases
2008	$1,101,314
2009	866,617
2010	727,063
2011 and thereafter	486,750
	$3,181,744

The lease payments on two of the Company's offices increase each year. Under accounting principles generally accepted in the United States of America, the lease expense is recorded on a straight-line basis by dividing total lease payments by the lease term. At December 31, 2007, the cumulative rent expense exceeded the cumulative cash payments on the leases by $275,308. Such amounts are recorded as deferred rent in the accompanying statement of financial condition.

Rent expense for the three noncancelable operating leases for the year ended December 31, 2007 was $719,311. Such amounts are included within general and administrative expense in the statement of operations.

In connection with the Company's New York office lease, the Company has issued an irrevocable letter of credit in the amount of $144,832, which is renewed annually and is scheduled to expire upon the end of the lease term in 2010.

8. EMPLOYEE BENEFIT PLAN

In 2007 the Company merged the Daniels & Associates, L.P. 401(k) Plan into the RBC USA Retirement and Savings Plan (the "Plan"). All 401(k) participants' balances were rolled over into the new Plan. The Plan is administered by RBC Dain Rauscher, a related party. The Plan provides for employees to contribute up to 50% of their pre-tax compensation and up to 5% of their post-tax compensation for investment in several mutual funds and Royal Bank of Canada common stock. The Company matches a fixed dollar-for-dollar match on the first 6% of pay (up to $225,000 for 2007) on pre-tax contributions.

* * * *

Deloitte.

Deloitte & Touche LLP
Suite 3600
555 Seventeenth Street
Denver, CO 80202-3942
USA

Tel: +1 303 292 5400
Fax: +1 303 312 4000
www.deloitte.com

February 25, 2008

RBC Daniels, L.P.
3200 Cherry Creek South Drive, Suite 500
Denver, Colorado 80209

In planning and performing our audit of the financial statements of RBC Daniels L.P (the "Company") as of and for the year ended December 31, 2007 (on which we issued our report dated February 25, 2008), in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchanges Commission (the "SEC"), we have made a study of the practices and procedures follow by the Company, including consideration of control activities for safeguarding securities. This study includes tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END